Exhibit 23.2

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

ClubCorp, Inc.:

We consent to incorporation by reference in the Post-Effective Amendment No. 3 to Form S-8 (No. 33-96568) of ClubCorp, Inc. of our report dated April 7, 2003, with respect to the consolidated balance sheet of ClubCorp, Inc. and subsidiaries as of December 25, 2001 and December 31, 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002, annual report on Form 10-K of ClubCorp, Inc.

Our report refers to a change in the method of accounting for derivative instruments and hedging activities on December 27, 2000 and to a change in the method of accounting for the impairment or disposal of long-lived assets, effective December 26, 2001.

KPMG LLP

Dallas, Texas

November 14, 2003